BAKER & McKENZIE

東京青山・青木法律事務所

05012577

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

FILE NO. 82-4861

November 2, 2005

SUPPL

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice on Adjustment to the Forecast of Business Results for the Year Ending March 31, 2006 (dated October 28, 2005) (English translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

File No. 82-4861

(Translation)

October 28, 2025

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(Tel.: 06-6399-2884)

Notice on Adjustment to the Forecast of Business Results for the Year Ending March 31, 2006

With regard to the forecast of its consolidated business results for the interim period of the year ending March 31, 2006 (from April 1, 2005 to September 30, 2005), as given at the time of publication of the "Brief Statement of Accounts for the Year Ended March 31, 2005" on May 13, 2005, MegaChips Corporation (the "Company") will, in consideration of the recent developments of operating results, make a downward amendment to sales and an upward amendment to ordinary profit and profit for the period, as described below. No amendment is made to the forecasts of consolidated and non-consolidated business results for the year ending March 31, 2006 (from April 1, 2005 to March 31, 2006).

Description

1. Adjustment to the forecast of consolidated business results:

For the interim period of the year ending March 31, 2006 (from April 1, 2005 to September 30, 2005):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on May 13, 2005)	14,200	690	250
Adjusted forecast (B)	12,120	700	370
Amount of increase or decrease (B-A)	(-) 2,120	10	120
Rate of increase or decrease	(-) 14.9%	1.4%	48.0%
Previous results (for the interim period of the year ended March 31, 2005 (from April 1, 2004 to September 30, 2004))	15,669	1,189	629

2. Reason for the adjustment:

The Group (which includes the Company and its group companies) has focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with its unique technologies of image compression and extension, sound and music compression and extension and communications, and original system products mounted with its system LSIs.

With regard to consolidated business results for the interim period of the year ending March 31, 2006, sales are expected to fall below the previous forecast as demand for the customer-specific LSI (ASIC) business initially projected for the first period of the year has shifted to the second period of the year and in the application-specific LSI (ASSP) business, demand for LSIs for processing images, sounds and communications for use in 3G mobile phones has fallen below the initial forecast. On the other hand, the Group has exerted its efforts to reduce selling and administrative expenses through improving development efficiencies and the deficit in the system business has reduced partly due to cost reductions. Consequently, ordinary profit and profit for the period are expected to exceed the previous forecast. As a result, on a consolidated basis, sales are expected to total ¥12,120 million, a 14.9% decrease from the previous forecast. Ordinary profit and profit for the period are expected to amount to ¥700 million, a 1.4% increase over the previous forecast, and ¥370 million, a 48.0% increase, respectively.

On a whole-year basis, ordinary profit and profit for the interim period have exceeded the initial forecast. Additionally, demand for the customer-specific LSI (ASIC) business in the second period of the year is expected to be more than initially projected. Hence, no amendment is made to the previous forecast.

- Notice on the forecasts of business results

The above forecasts are made based on information available as of the date hereof and assumptions as of the date hereof concerning uncertain factors that may affect the business results in the future. The actual results may materially differ from the above forecasts due to various factors in the future.

- END -